EXHIBIT 21.1

SUBSIDIARIES

1.	Barzel Holdings Inc. f/k/a Novamerican Steel Holdings Inc. (U.S. – DE)

2.	Barzel Finco Inc. f/k/a Novamerican Steel Finco Inc. (U.S. – DE)

3.	Barzel Industries U.S. Inc. f/k/a Novamerican Steel U.S. Inc. f/k/a Integrated Steel Industries Inc. (U.S. – DE)

4.	American Steel and Aluminum Corporation (U.S. – MA)

5.	Nova Tube and Steel, Inc. (U.S. – DE)

6.	Novamerican Tube Holdings Inc. (U.S. – DE)

7.	Nova Tube Indiana, LLC (U.S. – DE)

8.	Barzel Industries Canada Inc. f/k/a Novamerican Steel Canada Inc. f/k/a Novamerican Steel Inc. (Canada)

9.	632422 N.B. Ltd. (New Brunswick)

10.	Hencorp LLC (U.S. – DE)

11.	Tubes Delta Inc./Delta Tube Inc. (Quebec)

12.	Tubes Delta, Societé en Commandité/Delta Tube and Company Limited (Quebec LP)